Exhibit 99.1

FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: IM Cannabis Corp. (the “Issuer” or “IMC”)

Trading Symbol: IMCC

Number of Outstanding Listed Securities as of 31/3/2023:

12,846,645 Common Shares

Date: April 4, 2023

Report on Business

1.	Provide a general overview and discussion of the development of the Issuer’s business and operations over the previous month. Where the Issuer was inactive disclose this fact.

•
On March 8, 2023, the Issuer announced a reorganization of the company's management and operations to strengthen its focus on core activities and drive efficiencies to realize sustainable profitability. To achieve this goal, the Company will be reducing its workforce in Israel by 20%-25% across all functions. All actions associated with the workforce reduction are expected to be substantially complete by mid-2023, subject to applicable Israeli law. As part of the restructuring plan, key positions in the Company's global leadership team will be transitioned to highly skilled internal successors, who will be supported through a transition period and a closely monitored handover process to ensure continuity: (1)Shai Shemesh, Chief Financial Officer of the Company, will be stepping down and handing over his responsibilities through a structured transition period to Itay Vago, who will be appointed as the Company's Chief Financial Officer; (2) Rinat Efrima, Chief Executive Officer of IMC Holdings, will be stepping down and handing over her responsibilities through a structured transition period to Eyal Fisher, who will be appointed as the General Manager of IMC Holdings; (3) Yael Harrosh, Chief Legal and Operations Officer of the Company, has been appointed to lead the Company's restructuring plan and will be stepping down from her current responsibilities through a structured transition period once a new General Counsel has been appointed.

•
On March 8, 2023, the Issuer updated on the CCAA (Canadian Companies’ Creditors Arrangement Act) proceedings of Trichome Financial Corp. (“Trichome”) and certain of its subsidiaries (“Trichome Group”). The sale and investment solicitation process approved by the Ontario Superior Court of Justice (Commercial List) did not result in any bids for the going-concern business of Trichome Group. In addition, L5 Capital Inc. ("L5"), an entity controlled by the Executive Chairman and Director of the Issuer, has advised that it will not complete the proposed transaction contemplated by the stalking horse share purchase agreement between Trichome and L5. As such, the monitor appointed under the CCAA will proceed with the wind-down of the operations of Trichome Group and the liquidation of its remaining assets.

•	On March 29, 2023, the Issuer filed its financial statements, Management’s Discussion and Analysis (MD&A) and annual report on an F-20 for the fiscal year and three months ended December 31, 2022.

2.	Provide a general overview and discussion of the activities of management.

Management of the Issuer (“Management”) is focused on continuing the Issuer’s growth in the cannabis markets in which it currently operates. Management is focused on managing its international assets and supply chain in order to maximize company-wide revenue and margins and continues to focus on its entry into the medical cannabis distribution and retail segments in Israel. Management also continues to identify and pursue new strategic investments and growth opportunities in Israel and Europe, including, but not limited to, securing additional supply, distribution and sale agreements in Germany through Adjupharm GmbH (“Adjupharm”) and in Israel through its subsidiaries and Focus Medical Herbs Ltd. (“Focus Medical”).

By exiting the Canadian cannabis market, Management is seeking to focus its resources and maximize efficiency for future success. Management is reinforcing its Israeli and German operations and preparing to leverage its expertise into building market leadership in the European medical cannabis market and to be fully ready to capitalize on the recreational market upon legalization.

3.
Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

In March 2023, Adjupharm launched a new cannabis strain in Germany called “Strawberry OG”.

4.
Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

Not Applicable.

5.
Describe any new business relationships entered into between the Issuer, the Issuer’s affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

6.
Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer’s affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

On March 15, 2023, the Issuer sent a termination letter with 30 days advance notice to “Hands On Communications“, providing the Issuer with investor relations and communication services. The termination will enter into effect on April 14, 2023.

7.
Describe any acquisitions by the Issuer or dispositions of the Issuer’s assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

Not Applicable.

8.	Describe the acquisition of new customers or loss of customers.

Not Applicable.

9.	Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

Not Applicable.

10.	Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

In March 2023, the Issuer hired 1 employee and 15 resignations or terminations of employees occurred.

11.	Report on any labour disputes and resolutions of those disputes if applicable.

Not Applicable.

12.
Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

With respect to the previously reported legal proceedings between Adjupharm and Stroakmont & Atton Trading GmbH, Mr. Boris Simic, and Mr. Giampiero Lapeschi, the District Court of Stuttgart provided the parties a deadline until March 24, 2023, to evaluate the testimonies of the witnesses and to deliver to the court a summary of the factual and legal situation after the court hearings held in January and February 2023. Adjupharm filed it’s statement to the court  on March 24, 2023.

13.	Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

Not Applicable.

14.	Provide details of any securities issued and options or warrants granted.

Not Applicable.

15.	Provide details of any loans to or by Related Persons.

Not Applicable.

16.	Provide details of any changes in directors, officers or committee members.

Please see the Issuer’s reorganization changes as described above in item 1.

17.	Discuss any trends which are likely to impact the Issuer including trends in the Issuer’s market(s) or political/regulatory trends.

Global economies are currently experiencing elevated levels of inflation, including in the Issuer’s primary production markets, which could curtail levels of economic activity. Inflation concerns are in part driven by the increase in the cost of goods as input costs continue to increase due to several external factors, including but not limited to, general uncertainties caused by the Ukraine war, the global supply chain constrictions and rising energy prices. As such, delivery and distribution costs, utility costs and other necessary supplies at an economic cost cannot be assured. The impact of inflation and supply shortages on the integral components of the Issuer’s business could reasonably impact the Issuer’s future economic performance and competitiveness, as it may entail a meaningful increase in costs for various goods and services that the Issuer may not be able to pass onto patients or customers. In addition, the Issuer’s operations could also be affected should interest rates, inflation or unemployment reach levels that change consumer trends and spending and subsequently impact the sales and profitability of the Issuer.

The war in Ukraine may also have a material adverse effect on global economic activity and could result in volatility and disruption to global supply chains and the financial and capital markets. These disruptions could cause interruptions in supplies and other services from third parties upon which the Issuer relies; decrease demand for products; and cause staff shortages, reduced customer traffic and increased government regulation, all of which may materially and negatively impact the business, financial condition and results of operations of the Issuer, its subsidiaries and Focus Medical.

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2.	As of the date hereof there were no material information concerning the Issuer which has not been publicly disclosed.

3.
The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4.	All of the information in this Form 7 Monthly Progress Report is true.

Dated: April 4, 2023

Oren Shuster Name of Director or Senior Officer “Oren Shuster” Signature Chief Executive Officer Official Capacity

Issuer Details Name of Issuer IM Cannabis Corp.	For Month End March 2023	Date of Report YY/MM/D 2023/4/4
Issuer Address 550 Burrard Street, Suite 2300, Bentall 5
City/Province/Postal Code Vancouver, BC V6C 2B5	Issuer Fax No. ( )	Issuer Telephone No. +972 546687515
Contact Name Yael Harrosh	Contact Position Global Chief Legal and Operations Officer	Contact Telephone No. +972 546687515
Contact Email Address yael.h@imcannabis.com	Web Site Address http://www.imcannabis.com/